UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Administradora de Fondos de Pensiones Provida S.A.
(Exact name of Subject Company as specified in its charter)

Provida Pension Fund Administrator Inc.
(Translation of Subject Company’s name into English)

Administradora de Fondos de Pensiones Provida S.A.
Joaquín Cortez Huerta
Jesús del Pino Durán
Luis Fernando Ferreres Crespo
Francesc Jorda Carré
José Martos Vallecillos
María Cristina Bitar Maluk
Jorge Marshall Rivera
 (Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

020304634
(CUSIP Number of Class of Securities)

American Depositary Shares (ADS) each representing
fifteen (15) shares of common stock, without par value
(Title of Class of Securities)

00709P108
(CUSIP Number of Class of Securities)

María Paz Yáñez Macías
Planning and Control Division Manager
Avenida Pedro de Valdivia 100, Santiago, Chile
Telephone number: (56-2) 2351-1483
Fax number: (56-2) 2351-1019

 (Name, Address, including zip code, and telephone number, including area code, of Registrant’s agent for service)

With copy to:

Andrés V. Gil
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

i

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Administradora de Fondos de Pensiones Provida S.A., a corporation organized under the laws of the Republic of Chile (“Chile”) (sociedad anónima)  (the “Company”).  The address of the principal executive offices of the Company is Avenida Pedro de Valdivia 100, Providencia, Santiago, Chile, and the telephone number of the principal executive offices of the Company is (56-2) 2351-1200.

(b) Class of Securities.

The titles of the classes of equity securities to which this Schedule 14D-9 relates are (i) the common shares, without par value, of the Company (collectively, the “Common Shares” and each, a “Common Share”) and (ii) the American Depositary Shares, each representing fifteen (15) shares of common stock, without par value, of the Company (collectively, the “ADSs” and each, an “ADS” and together with the Common Shares, the “Shares” and each, a “Share”).  The ADSs are evidenced by American Depository Receipts (“ADRs”).  As of the close of business on June 30, 2013, there were 331,316,623 Common Shares outstanding.  At such date, 80,713,785 Common Shares were represented by 5,380,919 ADSs.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company are set forth in Item 1(a) above.  In addition to the Company, the following individuals, who together constitute the board of directors of the Company, are persons filing this Statement along with the Company (together with the Company, the “Filing Persons”):

Joaquín Cortez Huerta, Chairman of the Board of Directors
Jesús del Pino Durán, Vice-Chairman
Luis Fernando Ferreres Crespo, Director
Francesc Jorda Carré, Director
José Martos Vallecillos, Director
María Cristina Bitar Maluk, Director
Jorge Marshall Rivera, Director

The business address and telephone number of each director is the same as for the Company as set forth in Item 1(a).

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “U.S. Offer”) by MetLife Chile Acquisition Co. S.A., a closed corporation organized under the laws of Chile (sociedad anónima cerrada) (the “Purchaser”) that is an indirect wholly owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife”), to purchase:

(i) up to 100% of the issued and outstanding Common Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and

(ii) up to 100% of the outstanding ADSs from all holders, wherever located,

for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid  election by a tendering security  holder), and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase, dated as of August 29, 2013, and any amendments or supplements thereto (the “U.S. Offer to Purchase”), and in the related Common Share Acceptance Letter  (the “Acceptance Letter”) or ADS Letter of Transmittal (the “Letter of Transmittal”), as applicable.  The U.S. Offer is described in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2013 by the Purchaser and MetLife (as amended or supplemented from time to time, the “Schedule TO”).  The information set forth in this Item 2 is based on information contained in the Schedule TO and does not purport to be a complete summary of the information contained therein.

Simultaneously with the U.S. Offer, the Purchaser is making an offer in accordance with the mandatory tender offer rules of Chile to purchase up to 100% of the Common Shares from all holders of Common Shares, wherever located (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”), for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer.

The U.S. Offer is open to all holders of ADSs, wherever located, including Chilean-resident holders, and to all holders of Common Shares who are U.S. holders.  Holders of Common Shares who are not U.S. holders may only tender their Common Shares into the Chilean Offer.

The Purchaser is making the Offers pursuant to an agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”), BBVA Inversiones Chile S.A., MetLife and the Purchaser (the “Transaction Agreement”).

According to the U.S. Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO, the principal executive offices of the Purchaser and MetLife are located at Agustinas 640, Piso 18, Santiago, Región Metropolitana, Chile and 200 Park Avenue, New York, New York 10166, respectively, and their telephone numbers are (562) 2826-3101 and (212) 578-2211, respectively.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) MetLife, the Purchaser or their respective executive officers, directors or affiliates.

On May 24, 2012, the Company learned from a Report on Form 6-K filed by BBVA that BBVA had decided to initiate a strategic review of alternatives for its mandatory pension fund administrators business in Latin America, including the Company.  On June 7, 2012, the board of directors of the Company (the “Board”) engaged Morales & Besa to serve as principal counsel to the Board in connection with matters related to such alternatives.

From June 25, 2012 until January 31, 2013, in accordance with a certain collaboration and confidentiality agreement, dated June 25, 2012, entered into between the Company and BBVA (the “Confidentiality Agreement”), members of the Company’s management assisted BBVA with the preparation of a confidential information memorandum, assisted with the preparation of a virtual data room and provided feedback to BBVA regarding draft representations, warranties, interim covenants and related disclosure schedules proposed by BBVA for inclusion in possible transaction-related documentation.

As announced on the Company’s Report on Form 6-K, dated September 3, 2012, on August 31, 2012 the Board, with the prior recommendation of the Director’s Committee (comprised of Jorge Marshall and Cristina Bitar (as independent directors) and Jesús del Pino), approved the internalization of most of the support services subcontracted by the Company to BBVA affiliate BBVA Servicios Corporativos Limitada by acquiring 100% of the equity rights of BBVA Servicios Corporativos Dos Limitada, a company incorporated in connection with a de-merger (división) of BBVA Servicios Corporativos Limitada.

On September 4, 2012, the Company executed transaction incentive letters with approximately 42 employees of the Company and members of the Company’s management pursuant to which such employees would be awarded individual bonuses ranging from 2,276,947 Chilean pesos to 204,830,503 Chilean pesos in the event that a transaction involving the Company were consummated and other conditions were satisfied.

From October 8, 2012 until October 10, 2012, in accordance with the Confidentiality Agreement, members of the Company’s management participated in management presentations with certain potential bidders for the Company, including MetLife.

On November 27, 2012, based on the approval of the Board and the recommendation of the board of Provida Internacional S.A., an extraordinary shareholders’ meeting of Provida Internacional S.A. approved the sale of the entirety of its interest in Mexican mandatory pensions fund administrator Administradora de Fondos para el Retiro

Bancomer S.A. de C.V. (alongside BBVA’s controlling interest in such entity) to Afore XXI Banorte S.A. de C.V., as previously disclosed by the Company on its Report on Form 6-K, dated November 28, 2012.  The sale was consummated on January 9, 2013.    Also as previously disclosed by the Company on a Report on Form 6-K, on January 24, 2013, based on the approval of the Board and on the recommendation of the board of directors of Provida Internacional, an extraordinary shareholders meeting of Provida Internacional S.A. approved the sale to BBVA of the entirety of the Company’s interest in Administradora de Fondos de Pensiones Horizonte S.A. This sale was consummated over the Lima Stock Exchange via a trade effected between Provida Internacional S.A. as seller and BBVA's affiliate Corporación General Financiera S.A. as purchaser.

On January 29, 2013, the Company learned from a Report on Form 6-K filed by BBVA that BBVA was in advanced discussions with MetLife regarding a potential sale of BBVA’s stake in the Company.  On February 1, 2013, the Board was informed by a representative of BBVA Inversiones Chile S.A. that BBVA and BBVA Inversiones Chile S.A. had entered into the Transaction Agreement with MetLife.  The same representative of BBVA Inversiones Chile S.A. provided the Board with a summary of what it described as terms of the Transaction Agreement that were potentially material to the Company, which the Company reported on Form 6-K on February 1, 2013.  On February 1, 2013, the Company engaged Davis Polk & Wardwell LLP to serve as its U.S. legal adviser in connection with matters related to the Transaction Agreement.

The Company learned from the U.S. Offer to Purchase that, on March 7, 2013, MetLife had entered into certain employee retention agreements (each a “Retention Agreement” and collectively the “Retention Agreements”) with each of Mr. Ricardo Rodriguez Marengo, Chief Executive Officer of the Company; Ms. Magaly Pacheco, Chief Operating Officer of the Company; and Mr. Carlo Ljubetic, Chief Commercial Officer of the Company.  The Retention Agreements remain in effect until the date that is fifteen (15) months following the closing of the transaction contemplated in the Transaction Agreement.  Pursuant to the Retention Agreements, MetLife would pay each of Mr. Rodriguez Marengo, Ms. Pacheco and Mr. Ljubetic a lump sum incentive payment, ranging from approximately U.S. $60,000 to approximately U.S. $475,000, as provided in his or her respective Retention Agreement, to be paid in two (2) installments, the first of which shall be paid on the date that is nine (9) months following the closing of the transaction contemplated in the Transaction Agreement and the second of which shall be paid on the date that is fifteen (15) months following the closing of the transaction contemplated in the Transaction Agreement, subject to their continued employment with the Company as of the payment date.  Among other things, the Retention Agreements require that Mr. Rodriguez Marengo, Ms. Pacheco and Mr. Ljubetic (i) continue their employment with the Company and not voluntarily resign or, alternately, be terminated under certain provisions of the Chilean Labor Code and (ii) comply with job responsibilities and certain performance targets. In each case, failure to comply with the Retention Agreement will result in the forfeiture by such executive officer of the opportunity to receive any outstanding incentive payment.

On May 30, 2013, an Extraordinary Shareholders Meeting of the Company approved an extraordinary dividend of Chilean pesos 248.51 per Common Share, or approximately U.S. $0.51 per Common Share (the “Minority Interest Dividend”), against retained earnings from previous years, for a total amount of Chilean pesos 82,335,493,982, or approximately U.S. $167,809,017, based on the exchange rate (dólar observado) published by the Chilean Central Bank (Banco Central de Chile) in the Chilean Official Gazette as of May 30, 2013.  The Minority Interest Dividend was paid in cash on May 30, 2013 to holders of Shares of record on May 24, 2013, the record date of such distribution. This dividend was made in connection with the obligation of BBVA pursuant to the Transaction Agreement to cause the Company to distribute an amount equal to the proceeds of the sales of the interests of the Company in the Mexican and Peruvian pension fund managers, net of taxes, to all shareholders of the Company including minority shareholders.

On August 27, 2013, an Extraordinary Shareholders’ Meeting of the Company approved an extraordinary dividend of Chilean pesos 82.9214 per Common Share, which is expected to be paid in cash on September 4, 2013 to holders of Common Shares and ADSs of record on August 29, 2013, the record date of such distribution (the “Pre-launch Excess Cash Distribution”).  The U.S. Offer to Purchase states that the Pre-launch Excess Cash Distribution is intended, among other things, to provide all Company shareholders, including shareholders other than BBVA, with their pro rata portion of the excess cash of the Company, regardless of whether they tendered their Shares into the Offers, and to avoid the purchase by MetLife of excess cash accumulated by the Company.  The U.S. Offer to Purchase also states that the purchase price per Share offered in the Offers will not be adjusted as a result of the payment of the Pre-launch Excess Cash Distribution.  The U.S. Offer to Purchase further states that pursuant to the Transaction Agreement, BBVA has agreed not to permit the Company to declare or pay any dividend or make any other distribution to its shareholders other than the Minority Interest Dividend, the 2012 Annual Profit Dividend and the Pre-launch Excess Cash Distribution, each of which has been or will be paid prior to consummation of the Offers and, if applicable, an October 2013 interim dividend in respect of 2013 profits of the Company.

Item 4.	The Solicitation or Recommendation.

Chilean law does not contemplate that a board of directors make a recommendation to shareholders with respect to tendering into a tender offer.  The Board, acting as such, therefore has not expressed an opinion and remains neutral with respect to the Offers.  Chilean law states, however, that each individual member of the Board must express in writing his or her reasoned opinion as to whether the Offers are advantageous (conveniente) to the interests of the Company’s shareholders.  Chilean law does not require each individual member of the Board to recommend that shareholders accept or reject the Offers.  Accordingly, each member of the Board, acting in his or her individual capacity, has expressed in writing his or her reasoned opinion that the Offers are advantageous (conveniente) to the interests of all shareholders of the Company.

In reaching their individual opinions, not all of the Board members considered the same factors.  Some of the documents considered by Board members include: (i) the press release submitted by the Company to the SVS on February 1, 2013 announcing and generally describing the terms and conditions of the Transaction Agreement; (ii) the filing made on Schedule 13D by BBVA with the SEC on May 9, 2013 updating the information that had previously been disclosed to the market as to the terms and the conditions of the Transaction Agreement and the Offers; (iii) the notice of the launch of the Chilean Offer published on August 28, 2013 summarizing the terms and conditions of the Chilean Offer as prescribed by Article 202 of the Ley de Mercado de Valores; (iv) the Chilean Prospectus submitted to the SVS on August 28, 2013, containing the full terms and conditions of the Chilean Offer as prescribed by Article 203 of the Ley de Mercado de Valores and (v) the Schedule TO filed on August 29, 2013, with the SEC containing the terms and conditions of the U.S. Offer.  Some additional factors considered by Board members include: (i) the fact that BBVA has agreed to sell all of its shares in the Company (consisting of 64.3% of the total shares of the Company) pursuant to the Transaction Agreement; (ii) the fact that the Purchaser has offered to acquire 100% of the Shares of the Company; (iii) the fact that the Offers will remain open for at least 30 days; (iv) the offering price of the Shares in the Offers; (v) the price of the Shares at market-close the day prior to the Chilean Offer; (vi) the fact that the purchase price per Share offered in the Offers will not be adjusted as a result of the payment of the Pre-launch Excess Cash Distribution; (vii) the fact that the purchase price per Share in the Offers is expected to be paid on October 1, 2013 if the Offers are successful and expire without extension on September 27, 2013; (viii) that fact that if the Purchaser extends the period that the Offers remain open, it will result in, among other things, (a) an increase in the price per Share of the Offers and (b) a new date to determine the exchange rate for holders who receive their payment in Chilean pesos; (ix) the fact that MetLife expects to acquire a controlling share of the Company and intends, to the extent permitted by applicable law, to delist the Company’s Common Shares from the Bolsa de Comercio de Santiago, Bolsa de Valores (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile, Bolsa de Valores (the “Bolsa Electrónica”) and the Bolsa de Corredores, Bolsa de Valores (the “Bolsa de Corredores” and, together with the Santiago Stock Exchange and the Bolsa Electronica, the “Chilean Exchanges”); (x) the weighted average and/or variation in the price of the Shares in the 90 days prior to the Chilean Offer; and (xi) the variation in the price of the Shares in the year prior to the Offers.  The reasons given by individual Board members in reaching their reasoned opinions include: (i) the purchase price per Share offered in the Offers compared to the historical share price of the Company’s Common Shares prior to the commencement of the Chilean Offer; (ii) the fact that BBVA will tender all of its Common Shares of the Company in the Offers and as result the number of Common Shares that are publicly held may be so small that the liquidity of the Common Shares may be significantly reduced; (iii) the fact that the Purchaser and MetLife intend, to the extent permitted by applicable law, to cause the Company to delist its Common Shares from the stock exchanges where they are currently listed and cancel their registration with the Securities Registry of the SVS; (iv) the fact that MetLife is a leader in its industry; (v) financial information of the Company, implied by purchase price per Share in the Offers, compared with the financial information of other similar companies and the financial terms of the Offers compared with similar previous transactions; (vi) the fact that the Company’s industry is sensitive to economic cycles and that the Chilean economy has recently been enjoying favorable cycle that is not guaranteed to continue in the future; and (vii) possible upcoming legal changes to the Company’s industry that could create legal uncertainty in the industry.  The above lists of factors and reasons are not exhaustive, and the specific factors and reasons considered by each member of the Board are further described in their respective opinions dated August 30, 2013, August 31, 2013 and September 2, 2013.  The opinions of each member of the Board will be mailed to Company security holders that are eligible to participate in the U.S. Offer.  English translations of such opinions are attached to this 14D-9 as Exhibit (a)(1).

Each member of the Board notes that his individual reasoned opinion should not be relied upon as investment advice or in making a determination as to whether to sell or hold Shares and advises shareholders instead to seek independent financial advice to the extent they deem it necessary.

After reasonable inquiry and to its knowledge, the Company understands that, except for Mr. Carlo Ljubetic, Chief Commercial Officer, no director or executive officer of the Company owns Shares.  Mr. Carlo Ljubetic intends to tender his Shares pursuant to the Offers.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Neither the Filing Persons, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to shareholders on its behalf with respect to the Offers.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Filing Persons or any of the Company’s subsidiaries or, to their knowledge, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offers that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.  Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offers that relate to one or more of the matters referred to in this paragraph.

Item 8.	Additional Information.

(a) Possible Effects of the Offers on the Markets for Common Shares and ADSs

I.    Possible Effects of the Offers on the Market for Common Shares

According to the U.S. Offer to Purchase, upon consummation of the Offers, the number of Common Shares that are publicly held may be so small that the liquidity of the Common Shares may be significantly reduced, there may no longer be an active trading market for Common Shares and the market value of the Common Shares may be significantly reduced.  The extent of the public market for Common Shares and the availability of price quotations will depend upon factors such as, among others:

•	the number of holders of Common Shares;

•	the aggregate market value of Common Shares remaining at the time;

•	whether securities firms remain interested in maintaining a market in Common Shares;

•	possible delisting from Chilean Exchanges;

•	possible suspension of reporting obligations under applicable securities laws;

•	possible termination of registration under Chilean securities laws; and

•	whether the Common Shares trade in the over-the-counter market.

Further, depending on the trading volume of the Common Shares upon consummation of the Offers (and if no market maker is retained by the Company), a tax exemption on capital gains that is currently available under Chilean law to investors trading Common Shares in the Chilean Exchanges may become unavailable, even with respect to transactions carried out through any of the Chilean Exchanges.

According to the U.S. Offer to Purchase,  promptly following the consummation of the Offers, to the extent permitted by applicable law, the Purchaser and MetLife intend to cause the Company to delist its Common Shares from the Chilean Exchanges and to concurrently deregister from the Registro de Valores y Seguros (the “Securities Registry of the SVS”).  This would result in a suspension of trading of the Common Shares on the Santiago Stock Exchange, the principal trading market for Common Shares, as well as all other Chilean Exchanges on which the Common Shares are currently listed.

Under Chilean law, the Company may voluntarily deregister from the Securities Registry of the SVS if (i) over a period of six months there are less than one-hundred (100) beneficial owners of Common Shares who, in the aggregate, hold Common Shares representing at least 10% of the Company’s then outstanding Common Shares, (ii) over a period of six months there are less than five-hundred (500) beneficial holders of Common Shares in the aggregate and (iii) shareholders representing two-thirds of the outstanding Common Shares vote in favor of the Company both ceasing to be a public company and terminating its registration with the SVS (a “Deregistration Vote”).  According to the U.S. Offer to Purchase, if the Purchaser and MetLife acquire two-thirds of the outstanding Common Shares and requirements (i) and (ii) above are met, the Purchaser and MetLife intend to cause the Company to voluntarily deregister from the Securities Registry of the SVS.  Any such delisting and deregistration of the Common Shares would substantially reduce the information required to be furnished by the Company to holders of Common Shares.

Common Shares can be the traded over-the-counter.  Thus, it is possible that despite potential delisting and deregistration, Common Shares may be the object of private transactions not executed through an exchange.  Some income tax benefits may be unavailable to investors in connection with capital gains realized in over-the-counter transactions.

Limited Redemption Rights

Except for the derecho de retiro (redemption rights) in the event of surpassing the 95% ownership threshold discussed below, Chilean law does not recognize appraisal rights or other redemption rights upon completion of a mandatory tender offer and therefore neither appraisal rights nor redemption rights are available in connection with the Offers.

If or when the Purchaser and MetLife hold more than 95% of the then outstanding Common Shares, whether by means of the Offers or otherwise, remaining minority shareholders (including remaining U.S. holders) may exercise the derecho de retiro (redemption rights) in accordance with Chilean law.  If or when the Purchaser and MetLife hold more than 95% of the then outstanding Common Shares (a) the Purchaser would be required to give notice by means of a newspaper advertisement published in Chile and (b) the remaining minority shareholders would have the right to cause the Company to redeem any such holder’s Common Shares for an amount equal to (i) if by then Common Shares have a “high presence” in the Chilean  stock exchanges, as defined by Chilean law, the weighted average trading price per Common Share on the Chilean Exchanges over a period of sixty trading days commencing on the 90th and ending on the 30th trading day prior to the date on which such 95% legal threshold is surpassed, pursuant to Chilean regulations, or (ii) in case the Common Shares do not then have a “high presence,” the book value of such Common Shares.

The redemption right described in the immediately preceding paragraph would only be available to remaining minority shareholders (including remaining U.S. holders) of the Company, if any, if the Purchaser and MetLife hold more than 95% of the then outstanding Common Shares.  Holders of ADSs could be required to surrender their ADSs and become direct holders of Common Shares in order to exercise any redemption rights that may exist.  The ADS Depositary has no duty to exercise those rights, even if requested to do so by a holder of ADSs.  If the Purchaser or MetLife notify ADS holders of their holding more than 95% of the Common Shares, which notice would be given by publishing a newspaper advertisement in Chile, pursuant to Chilean regulations, such ADS holders should promptly consult their Chilean counsel regarding their rights, if any, in connection therewith.

In addition, in the event the Purchaser and MetLife decide to cause the Company to voluntarily deregister from the Securities Registry of the SVS after consummation of the Offers, those holders of Common Shares registered in the shareholders registry of the Company (including U.S. holders whose names are so registered) that validly dissent or those who are absent from the Deregistration Vote may exercise the derecho de retiro (redemption rights) thirty (30) calendar days following such vote.  If by then Common Shares have a “high presence” in the Chilean Exchanges, as defined by Chilean law, such redemption rights would be in an amount equal to the weighted average trading price per Common Share on the Chilean Exchanges over a period of sixty trading days commencing on the 90th and ending on the 30th trading day prior to the date of the Deregistration Vote, pursuant to Chilean regulations, or if the Company’s Common Shares do not then have a “high presence,” for an amount equal to the book value of such Common Shares.

In accordance with Chilean laws and regulations, securities are considered to have a “high presence” in the Chilean Exchanges if (i) such securities have been traded for a specified period of time or longer at a volume in excess of a certain threshold set by Chilean law (i.e. that in at least 45 of the last 180 trading days of the Chilean Exchanges, the daily trading volume exceeded 1,000 Unidades de Fomento (approximately U.S. $45,000 at current exchange rates)) or (ii) the issuer has retained a market maker.

The redemption right described in this section would only become available in the event the Company sought a voluntary deregistration from the Securities Registry of the SVS.  Holders of ADSs may experience difficulty in participating in a Deregistration Vote or exercising redemption rights in connection therewith.  If a Deregistration Vote occurred or the Company sought to voluntarily deregister from the Securities Registry of the SVS after consummation of the Offers, ADS holders should promptly consult their Chilean counsel regarding their rights, if any, in connection therewith.

No Squeeze-Out of Minority Security Holders

Chilean law only permits the squeeze-out of minority security holders of a Chilean corporation if the subject company’s bylaws expressly allow a squeeze-out, and then only with respect to such security holders that obtained their securities in the subject company after such bylaws were adopted.  The Company’s bylaws do not allow the squeeze-out of minority holders of Common Shares or ADSs.  Therefore, it is not expected that the remaining holders of Common Shares will be squeezed-out after consummation of the Offers.  However, according to the U.S. Offer to Purchase, if a squeeze-out right becomes available in the future, the Purchaser and MetLife reserve the right to exercise it to the fullest extent permitted by law.

II.    Possible Effects of the Offers on the Market for ADSs

According to the U.S. Offer to Purchase, upon consummation of the Offers, the number of ADSs that are publicly held may be so small that the liquidity of the ADSs may be significantly reduced, there may no longer be an active trading market for ADSs and the market value of the ADSs may be significantly reduced.  The extent of the public market for the ADSs and the availability of price quotations would depend upon factors such as, among others:

•	the number of holders of ADSs;

•	the aggregate market value of the Common Shares and ADSs not held by the Purchaser or MetLife;

•	whether securities firms remain interested in maintaining a market in ADSs;

•	possible delisting from the NYSE;

•	possible suspension of the Company’s reporting obligations under applicable securities laws;

•	possible termination of registration under the Exchange Act; and

•	possible termination of the Deposit Agreement.

The delisting of the Common Shares from the Chilean Exchanges and deregistration from the Securities Registry of the SVS, or the absence of an active trading market for Common Shares, could reduce the liquidity and market value of both Common Shares and ADSs.  Additionally, the Company may no longer be eligible to maintain an SEC registered ADS program or a listing with the NYSE.

NYSE Listing

According to the U.S. Offer to Purchase, promptly following completion of the Offers, to the extent permitted by applicable law, the Purchaser and MetLife intend to cause the Company to delist the ADSs from the NYSE.  Additionally, under the rules of the NYSE, if the Company fails to meet certain criteria, the Company’s ADSs could be involuntarily delisted from the NYSE.  Among such criteria are minimum thresholds for (i) the number of holders, (ii) the number of ADSs publicly held, and (iii) the aggregate market value of the ADSs publicly held.  Thus, if the Purchaser and Metlife purchase a sufficient number of ADSs in the U.S. Offer, the ADSs may no longer meet the NYSE’s listing requirements, regardless of the Purchaser’s or MetLife’s intent to voluntarily delist the ADSs from the NYSE.

Reporting Obligations and Registration Under the Exchange Act

According to the U.S. Offer to Purchase, to the extent permitted by applicable law, promptly following the consummation of the Offers, the Purchaser and MetLife intend to cause the Company to make a filing with the SEC requesting termination of the registration of the ADSs under the Exchange Act, which may result in the Company’s reporting obligations under the Exchange Act being suspended and its Exchange Act registration being terminated following expiration of the Offers.  Termination of the registration of the ADSs under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of ADSs and to the SEC and certain provisions of the Exchange Act would no longer apply to the Company.  Therefore, upon consummation of the Offers, holders of ADSs should not rely on the continued registration of any ADSs under the Exchange Act.

Termination of the ADS Deposit Agreement

According to the U.S. Offer to Purchase, following completion of the U.S. Offer, if the Purchaser and MetLife cause the Company to delist its ADSs from the NYSE and to deregister its ADSs as described above, if permitted under applicable law and the terms the Company’s agreement with The Bank of New York Mellon in its capacity as the depositary for the ADSs (the “ADS Depositary”), pursuant to which the ADS Depositary maintains an ADS facility for the Common Shares (the “ADS Depositary Agreement”), the Purchaser and MetLife intend to cause the Company to terminate the ADS Depositary Agreement.  When and if the ADS Depositary Agreement is terminated, holders of ADSs will only have the right to receive Common Shares underlying ADSs upon surrender of any ADSs and payment of applicable fees to the ADS Depositary.  Six months or more after the termination date, the ADS Depositary may sell the remaining deposited Common Shares and hold the proceeds of such sale for the benefit of holders of ADSs that have not been surrendered.  The absence of an active trading market in ADSs and an ADS facility would impede the transfer of ADSs and reduce the liquidity and market value of both ADSs and their underlying Common Shares.

Margin Securities

The ADSs are currently “margin securities” under the Regulations of the Board of Governors of the U.S. Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities.  If registration of the ADSs under the Exchange Act is terminated and, consequently, there is no liquid market for the ADSs, the ADSs may no longer constitute “margin securities” under the regulations of the Federal Reserve Board.  As such, the ADSs could no longer be used as collateral for loans made by brokers.

(b) Annual Report on Form 20-F and Reports of Foreign Issuer on Form 6-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 20-F for the year ended December 31, 2012;

•	the Company’s Reports of Foreign Issuer on Form 6-K dated as of May, 2, 2013, May 6, 2013, July 19, 2013, August 6, 2013, August 16, 2013 and August 27, 2013.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)	Letter to the Company’s Shareholders dated September 3, 2013.*
(a)(2)	English translations of the opinions delivered by each member of the Board.*
(e)(1)
Transaction Agreement, dated February 1, 2013, entered into by and among BBVA, BBVA Inversiones Chile S.A., MetLife and the Purchaser (incorporated by reference to Exhibit (d)(1) of Tender Offer Statement on Schedule TO filed with the SEC by MetLife and the Purchaser on August 6, 2013).

(e)(2)	English translation of the Confidentiality Agreement, dated June 25, 2012, by and between the Company and BBVA.

*	Included with the statement mailed to the shareholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

By:	/s/ Andrés Veszprémy Schilling
	Name:	Andrés Veszprémy Schilling
	Title:	General Counsel

/s/ Joaquín Cortez Huerta
Name:	Joaquín Cortez Huerta
Title:	Chairman of the Board of Directors

/s/ Jesús del Pino Durán
Name:	Jesús del Pino Durán
Title:	Vice-Chairman

/s/ Luis Fernando Ferreres Crespo
Name:	Luis Fernando Ferreres Crespo
Title:	Director

/s/ Francesc Jorda Carré
Name:	Francesc Jorda Carré
Title:	Director

/s/ José Martos Vallecillos
Name:	José Martos Vallecillos
Title:	Director

/s/ María Cristina Bitar Maluk
Name:	María Cristina Bitar Maluk
Title:	Director

/s/ Jorge Marshall Rivera
Name:	Jorge Marshall Rivera
Title:	Director

Dated:  September 3, 2013